SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 NICE Named Market Share Leader for Contact Center Workforce Optimization in DMG Consulting Report, Dated March 1, 2019.
99.2 NICE Robotic Automation Expands Partnership with ABBYY, Offering the Most Comprehensive End to End Digitization of Business Processes, Dated March 4, 2019.
99.3 NICE Enhances NICE COMPASS Compliance Assurance Solution with Real-time Recording Reconciliation, Dated March 5, 2019.
99.4 NICE Actimize Leads “Modernizing KYC/AML” Session at ACAMS 24th International AML & Financial Crime Conference, Dated March 6, 2019.
99.5 NICE inContact CXone Wins Customer Experience Innovation Award, Dated March 7, 2019.
99.6 NICE Launches 2019 EMEA Customer Excellence Awards Program, Dated March 11, 2019.
99.7 NICE Robotic Process Automation Announces Partnership with CallVU to Drive Seamless End-to-End Customer Experience, Dated March 13, 2019.
99.8 Domestic Bank in Vietnam Chooses NICE Real-Time Authentication to Help Protect Customers from Fraud Attempts, Dated March 14, 2019.
99.9 NICE Performance Management Wins CUSTOMER Magazine's Workforce Optimization Innovation Award, Dated March 18, 2019.
100.0 NICE Actimize Selected by IDB Bank NY to Innovate Anti-Money Laundering Compliance and Investigation Management Using Advanced AI, Dated March 19, 2019.
100.1 NICE inContact Announces New CXone Packages Integrated with Salesforce, Dated March 20, 2019.
100.2 NICE Quality Central Receives Unified Communications Excellence Award by INTERNET TELEPHONY Magazine, Dated March 25, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. By: /s/ Tali Mirsky Name: Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: April 3, 2019

EXHIBIT INDEX

This Report on Form 6-K of NICE consist of the following document, which is attached hereto and incorporated by reference herein:

99.1 NICE Named Market Share Leader for Contact Center Workforce Optimization in DMG Consulting Report, Dated March 1, 2019.
99.2 NICE Robotic Automation Expands Partnership with ABBYY, Offering the Most Comprehensive End to End Digitization of Business Processes, Dated March 4, 2019.
99.3 NICE Enhances NICE COMPASS Compliance Assurance Solution with Real-time Recording Reconciliation, Dated March 5, 2019.
99.4 NICE Actimize Leads “Modernizing KYC/AML” Session at ACAMS 24th International AML & Financial Crime Conference, Dated March 6, 2019.
99.5 NICE inContact CXone Wins Customer Experience Innovation Award, Dated March 7, 2019.
99.6 NICE Launches 2019 EMEA Customer Excellence Awards Program, Dated March 11, 2019.
99.7 NICE Robotic Process Automation Announces Partnership with CallVU to Drive Seamless End-to-End Customer Experience, Dated March 13, 2019.
99.8 Domestic Bank in Vietnam Chooses NICE Real-Time Authentication to Help Protect Customers from Fraud Attempts, Dated March 14, 2019.
99.9 NICE Performance Management Wins CUSTOMER Magazine's Workforce Optimization Innovation Award, Dated March 18, 2019.
100.0 NICE Actimize Selected by IDB Bank NY to Innovate Anti-Money Laundering Compliance and Investigation Management Using Advanced AI, Dated March 19, 2019.
100.1 NICE inContact Announces New CXone Packages Integrated with Salesforce, Dated March 20, 2019.
100.2 NICE Quality Central Receives Unified Communications Excellence Award by INTERNET TELEPHONY Magazine, Dated March 25, 2019.